As filed with the U.S. Securities and Exchange Commission on September 4, 2012	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

Grupo Financiero Santander México, S.A.B. de C.V.

(Exact name of issuer of deposited securities as specified in its charter)

Santander Mexico Financial Group, S.A.B. de C.V.
(Translation of issuer's name into English)

United Mexican States
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022
Attn: James H. Bathon, Chief Legal Officer
(212) 350-3500

(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐on ___ at ___ a.m. (EST)

If a separate registration statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five Series B shares of Grupo Financiero Santander México, S.A.B. de C.V.	700,000,000 American Depositary Shares	$0.05	$35,000,000	$4011
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k) under the Securities Act of 1933, as amended, such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the
Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)Name and address of Depositary	Introductory paragraph and bottom of face of American Depositary Receipt
(2)Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i)Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii)Procedure for voting, if any, the deposited securities	Paragraph (12)
(iii)Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
(iv)Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
(v)Sale or exercise of rights	Paragraphs (4), (5) and (10)
(vi)Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
(vii)Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
(viii)Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)
(ix)Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
(x)Limitations on the liability of the Depositary	Paragraph (14)
(3) Fees and Charges	Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)   Statement that Grupo Financiero Santander México, S.A.B. de C.V.  State that the foreign issuer is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and accordingly files reports with the Securities and Exchange Commission (the "Commission") and that such reports are available for inspection and copying through the Commission’s EDGAR system or at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of  Deposit Agreement dated as of           , 2012 among Grupo Financiero Santander México, S.A.B. de C.V., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 4, 2012.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Grupo Financiero Santander México, S.A.B. de C.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on September 4, 2012.

Grupo Financiero Santander México, S.A.B. de C.V.

By:	/s/ Marcos Alejandro Martínez Gavica
Name:	Marcos Alejandro Martínez Gavica
Title:	Executive President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Marcos Alejandro Martínez Gavica, Pedro José Moreno Cantalejo, Emilio de Eusebio Saiz, Eduardo Fernández García-Travesí, Ana Luisa González Martínez, Jesús González del Real and Juan Eduardo Llanos, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto (including post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on September 4, 2012 in the capacities indicated:

Name	Title

/s/ Marcos Alejandro Martínez Gavica	Executive President and Chief Executive Officer (Principal Executive Officer)
Marcos Alejandro Martínez Gavica

/s/ Pedro José Moreno Cantalejo	Vice President of Administration and Finance (Principal Financial Officer)
Pedro José Moreno Cantalejo

/s/ Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management (Principal Accounting Officer)
Emilio de Eusebio Saiz

/s/ Carlos Gómez y Gómez	Chairman
Carlos Gómez y Gómez

Director
Jesús María Zabalza Lotina

/s/ José Carlos Ávila Benito	Director
José Carlos Ávila Benito

Independent Director
Antonino Fernández Rodríguez

Independent Director
Joaquín Vargas Guajardo

/s/ Fernando Solana Morales	Independent Director
Fernando Solana Morales

Independent Director
Vittorio Corbo Lioi

Independent Director
Carlos Fernández González

/s/ Fernando Ruiz Sahagún	Independent Director
Fernando Ruiz Sahagún

/s/ Alberto Torrado Martínez	Independent Director
Alberto Torrado Martínez

/s/ James H. Bathon	Authorized Representative in the United States
James H. Bathon Authorized Signatory

INDEX TO EXHIBITS

Exhibit
(a)	Form of Deposit Agreement.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.